SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Cimatron Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share
(Title of Class of Securities)

M23798107
(CUSIP Number)

April 10, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M23798107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Gibbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 656,232
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 656,232
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.01% (1)
12	TYPE OF REPORTING PERSON IN

(1)           Based on 9,361,897 ordinary shares of the Issuer outstanding as of April 15, 2013 (based on information provided by the Issuer to the Reporting Person in response to the inquiry of the Reporting Person).

CUSIP No. M23798107	13G	Page 3 of 5 Pages

Item 1.
(a)	Name of Issuer: Cimatron Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 11 Gush Etzion Street, Givat Shmuel, Israel

Item 2.
(a)	Name of Person Filing: William F. Gibbs (the “Reporting Person”)
(b)	Address of Principal Business Office or, if None, Residence: 4017 North Cedarpine Lane, Moorpark, California 93021
(c)	Citizenship: United States
(d)	Title of Class of Securities: Ordinary Shares, NIS 0.10 par value per share (“Ordinary Shares”)
(e)	CUSIP Number: M23798107

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M23798107	13G	Page 4 of 5 Pages

(a) Amount beneficially owned:   656,232 Ordinary Shares

This Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G, filed on January 22, 2008 (the (“Statement”), as amended by Amendment No. 1 thereto, filed on April 1, 2013 (“Amendment No. 1”), is being filed by the Reporting Person identified in Item 2 above.  All capitalized terms appearing herein and not otherwise defined have the meaning assigned thereto in Amendment No. 1.

This Amendment No. 2 is being filed to correct an inadvertent overstatement of the number of Ordinary Shares beneficially owned by the Reporting Person that was reported in Amendment No. 1.  In Amendment No. 1, the Reporting Person reported beneficial ownership of 657,232 Ordinary Shares, constituting 7.02% of the Issuer's outstanding Ordinary Shares.  That beneficial ownership was based on 1,409,500 Ordinary Shares beneficially owned prior to the Reporting Person's entry into the Underwriting Agreement, as reduced by the 752,268 aggregate Ordinary Shares sold by the Reporting Person pursuant to the Underwriting Agreement.  The actual number of Ordinary Shares beneficially owned by the Reporting Person (which has not changed from the filing of Amendment No. 1 until the current time) was 656,232 (that is, 1,000 Ordinary Shares less than what was reported), or 7.01% of the Issuer's outstanding Ordinary Shares, which is based on 1,408,500 Ordinary Shares beneficially owned prior to entry into the Underwriting Agreement, as reduced by the 752,268 aggregate Ordinary Shares sold pursuant to the Underwriting Agreement.

This Amendment No. 2 also reports the Reporting Person's exercise, on April 10, 2013, of the 2,000 options to purchase Ordinary Shares that he held and that were included in his beneficial ownership as reported in Amendment No. 1.  That exercise does not alter the Reporting Person's overall beneficial ownership relative to what was reported in Amendment No. 1 (as the Option Shares underlying those 2,000 options were anyway included in the Reporting Person's beneficial ownership in Amendment No. 1, as they were exercisable as of the time of the filing of Amendment No. 1).

(b) Percent of class:	7.01%
Percent of class is based on 9,361,897 Ordinary Shares outstanding as of April 15, 2013 (based on information provided by the Issuer to the Reporting Person in response to the inquiry of the Reporting Person).

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	656,232
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	656,232
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

The Reporting Person hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M23798107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2013

By:	/s/ William F. Gibbs
Name : William F. Gibbs